

WESTERN RESERVE BANCORP, INC.

ANNUAL REPORT

DECEMBER [illegible]

WESTERN RESERVE BANCORP, INC.
Medina, Ohio

ANNUAL REPORT
December 31, 2001

CONTENTS

WESTERN RESERVE

BANCORP, INC

Dear Shareholder:

As we have discussed in our quarterly reports, the Bank had another strong year of growth in our assets and our profits. Although our income statement shows a profit of $692,000, a good portion of that total was related to a one time tax-oriented adjustment. We will discuss that issue later in this letter. However, ignoring that transaction, our profitability increased more than 2 ½ times while we grew by 28% in size.

The primary components of our success in profitability were our core activities of gathering deposits and making loans. During this past year, our intense activity in consumer mortgage lending also contributed significantly to our bottom line.

We have strengthened our team with two more self-starters, Travis Christoffer in Credit and Ed McGannon in Lending. As we have mentioned on a number of occasions, our products, pricing and even our location may be nice but our success will ride on the shoulders of our team. You should rest assured that we have quite a collection of wide shoulders.

During the year, we expanded our conveniences to our customers by purchasing surcharge-free access to the Key Bank ATM network. In addition, we installed Telephone Banking in order to give our customers 24-hour a day access to their accounts.

You are an owner of a community bank and as such you should know that members of your management team participate in 21 community-oriented non-profit organizations and the Bank has financially supported 88 non-profits. That doesn't take into account the significant contributions of your Board of Directors to organizations benefiting our community. It is fair to say that your Bank, through its Board and management team, has probably established more presence in Medina's community-oriented organizations than all of the other banks combined.

A number of issues seem to be topical with our shareholders and we would like to address them for you.

WHEN ARE WE GOING TO START PAYING DIVIDENDS?

De novo banks are barred from paying dividends during their first three years by the regulators. This is in order to strengthen the Bank's equity position so that the Bank is better equipped to handle the pressures of rapid growth. For that very same reason, it is our intention to not pay dividends in the foreseeable future.

WITH THE ENRON/ARTHUR ANDERSEN SCANDAL, HOW CAN WE RELY ON THE NUMBERS IN OUR ANNUAL REPORT?

Our accountants, Crowe Chizek and Company, are specialists in bank auditing and specifically community banking. A major factor in our selection of Crowe is their excellent reputation in our industry. Our fees to them (totaling about $31,000 for their 2001 work) are not going to influence their judgment. In addition, we are examined by the State of Ohio, Division of Financial Institutions and The Federal Reserve Bank every year. Part of their examination overlaps segments of Crowe Chizek's work. However, the primary safeguard here is the integrity of your management team, Board of Directors and accountants. That ingredient appears to be missing in the Enron fiasco.

WILL WE BE OPENING BRANCHES?

As you may expect, people are encouraging us to expand in every direction. However, each new branch places a heavy financial strain on a young bank like ours. Therefore we have to be very careful in selecting a branch location. We have evaluated a number of locations and have not pursued any so far. However, if the right opportunity comes up, we would give it serious consideration. It is our opinion that a branch that does not grow to the $20 million dollar deposit level within three to four years would be below our requirements.

4015 Medina Road P.O. Box 585 Medina, Ohio 44258-0585

330-764-3131 Telephone Fax 330-764-3311

CAN WE CONTINUE TO COUNT ON THESE QUANTUM LEAPS IN PROFITABILITY?

Frankly, no. There are a number of forces at work here. First, our net income was impacted by a one-time tax oriented benefit of $421,603 which will be discussed below. Second, our past net income results did not reflect any accrual for taxes. That will change now. The best way to judge our progress at this stage is to look at our income before taxes. That will be most appropriate until we are on a comparable tax basis from year to year. In addition, we are preparing this bank for the next stage of growth. We are hiring more talent and we will be moving the Commercial Lending Department to the second floor of the middle building of our complex. That means additional payroll, occupancy and depreciation expenses. We expect that these growth-oriented issues will slow our pre-tax income growth and may actually reduce our net after tax income for 2002.

WHERE ARE WE ON INTERNET BANKING?

We expect our business internet banking product to go live in 2002 and our consumer product to follow in 2003. We don't encounter many customers clamoring for these loss-leader products. We do not see internet banking as something that is going to change banking in the short term but rather a service that will enhance our communication capability to a segment of our customers. Remember, we consider ourselves more of a high touch bank than a high tech bank.

WHAT'S THE STORY ON THIS ONE-TIME TAX ORIENTED TRANSACTION?

Once it became apparent that we were profitable and were expected to stay that way, we were able to recognize the benefit of the tax loss carry forward. That meant that in May 2001 we recognized a benefit of $421,603 which was run through our income statement. The year-end benefit of that transaction was mitigated by the fact that we immediately began to accrue for taxes. This accrual dropped the year-end net tax effect to the $273,754 that you see on our financials.

WHY DOES OUR ANNUAL REPORT LOOK SO DULL?

Money. It costs about 20% of what a fancy, glossy, photo-filled annual report does and tells you just as much real information as the jazzy reports.

WHAT KIND OF PROGRESS HAVE WE MADE IN SHARE-OF-MARKET?

When we opened the Bank in late 1998 there were eight banks operating sixteen branches in our market. Within 1½ years of our being open, six more banks came to town, opening five more branches (one purchased another bank and took over their branch while another big bank absorbed two others). That's twelve huge banks running twenty branches. And we went from $0 to the second largest bank in the market. And the largest bank operates five branches in order to gather up their deposit total. It'll take us a little longer to rein them in.

We invite you to our annual meeting at Rustic Hills Country Club at 9:00 a.m. on Wednesday, April 24, 2002. We would welcome the opportunity to discuss any aspect of your Bank with you. Please feel free to stop by at any time. As an owner, your management team is standing by to answer any questions that you may have.

We look forward to seeing you there.

Sincerely,

Edward J. McKeon
President & CEO

P.M. Jones
Chairman of the Board

CROWE CHIZEK

REPORT OF INDEPENDENT AUDITORS

Board of Directors and Shareholders
Western Reserve Bancorp, Inc.
Medina, Ohio

We have audited the accompanying consolidated balance sheets of Western Reserve Bancorp, Inc. as of December 31, 2001 and 2000, and the related consolidated statements of income, changes in shareholders' equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Western Reserve Bancorp, Inc. as of December 31, 2001 and 2000, and results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Crowe Chizek and Company LLP

Crowe, Chizek and Company LLP

Cleveland, Ohio
February 22, 2002

WESTERN RESERVE BANCORP, INC.
CONSOLIDATED BALANCE SHEETS
December 31, 2001 and 2000

	2001	2000
ASSETS		
Cash and due from financial institutions	$ 1,623,993	$ 1,211,128
Federal funds sold	519,000	2,169,000
Cash and cash equivalents	2,142,993	3,380,128
Securities available for sale	3,025,689	5,978,165
Loans held for sale	1,248,880	200,000
Loans	55,218,028	38,575,619
Allowance for loan losses	(754,679)	(514,109)
Loans, net	54,463,349	38,061,510
Federal Reserve Bank stock	165,600	144,200
Federal Home Loan Bank stock	96,300	90,200
Premises and equipment, net	655,359	724,023
Accrued interest receivable and other assets	656,679	303,185
	$ 62,454,849	$ 48,881,411
LIABILITIES AND SHAREHOLDERS' EQUITY		
Deposits		
Noninterest-bearing	$ 7,909,219	$ 4,785,477
Interest-bearing	45,192,917	37,138,285
Total deposits	53,102,136	41,923,762
Short-term borrowings	132,631	199,163
Federal Home Loan Bank advances	1,700,000	--
Accrued interest payable and other liabilities	102,441	68,496
Total liabilities	55,037,208	42,191,421
Shareholders' equity		
Common stock, no par value, $1 stated value 750,000 shares authorized, 388,052 shares issued and outstanding at December 31, 2001 and 2000	388,052	388,052
Additional paid-in capital	7,557,845	7,557,845
Accumulated deficit	(543,187)	(1,235,320)
Accumulated other comprehensive income (loss)	14,931	(20,587)
Total shareholders' equity	7,417,641	6,689,990
	$ 62,454,849	$ 48,881,411

See accompanying notes to consolidated financial statements.

WESTERN RESERVE BANCORP, INC.
CONSOLIDATED STATEMENTS OF INCOME
For the years ended December 31, 2001 and 2000

	2001	2000
Interest income		
Loans, including fees	$ 3,792,290	$ 2,874,944
Securities	221,487	365,168
Federal funds sold and other short-term funds	189,255	183,936
	4,203,032	3,424,048
Interest expense		
Deposits	1,806,876	1,620,917
Borrowings	6,468	13,674
	1,813,344	1,634,591
Net interest income	2,389,688	1,789,457
Provision for loan losses	337,181	219,800
Net interest income after provision for loan losses	2,052,507	1,569,657
Noninterest income		
Service charges on deposit accounts	74,428	52,375
Net gains on sales of mortgage loans	92,067	36,722
Other	50,041	37,244
	216,536	126,341
Noninterest expense		
Salaries and employee benefits	906,020	749,413
Premises and equipment	294,432	273,602
Data processing	166,742	144,756
Professional fees	86,952	75,320
Taxes other than income and payroll	66,177	62,528
Supplies, printing and postage	57,676	45,398
Other	272,665	185,759
	1,850,664	1,536,776
Income before income taxes	418,379	159,222
Income tax expense (benefit)	(273,754)	--
Net income	$ 692,133	$ 159,222
Earnings per share:		
Basic	$ 1.78	$ 0.48
Diluted	$ 1.75	$ 0.47

See accompanying notes to consolidated financial statements.

WESTERN RESERVE BANCORP, INC.
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
For the years ended December 31, 2001 and 2000

	Common Stock	Additional Paid-In Capital	Accumulated Deficit	Accumulated Other Comprehensive Income (Loss)	Total Shareholders' Equity
Balance, January 1, 2000	$ 320,267	$ 6,048,232	$ (1,394,542)	$(105,714)	$ 4,868,243
Comprehensive income:					
Net income			159,222		159,222
Change in unrealized net loss on securities available for sale				85,127	85,127
Total comprehensive income					244,349
Proceeds from issuance of common stock, net of stock offering costs	67,785	1,509,613			1,577,398
Balance, December 31, 2000	388,052	7,557,845	(1,235,320)	(20,587)	6,689,990
Comprehensive income:					
Net income			692,133		692,133
Change in unrealized net gain (loss) on securities available for sale, net of tax				35,518	35,518
Total comprehensive income					727,651
Balance, December 31, 2001	$ 388,052	$ 7,557,845	$ (543,187)	$ 14,931	$ 7,417,641

See accompanying notes to consolidated financial statements.

WESTERN RESERVE BANCORP, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
For the years ended December 31, 2001 and 2000

	2001	2000
Cash flows from operating activities		
Net income	$ 692,133	$ 159,222
Adjustments to reconcile net income to net cash from operating activities		
Provision for loan losses	337,181	219,800
Depreciation	105,877	101,304
Net amortization of securities	11,699	(697)
Loans originated for sale	(13,525,775)	(4,254,449)
Proceeds from sale of loan originations	12,568,961	4,091,171
Gains on sales of loans	(92,067)	(36,722)
Federal Home Loan Bank stock dividends	(6,100)	(4,900)
Net change in:		
Interest receivable	25,602	(76,447)
Interest payable	(5,882)	40,783
Other assets	(379,096)	(11,466)
Other liabilities	32,135	(43,429)
Net cash from operating activities	(235,332)	184,170
Cash flows from investing activities		
Available for sale securities:		
Purchases	(4,093,115)	--
Maturities, prepayments and calls	7,077,102	--
Redemption (purchase) of Federal Reserve Bank stock	(21,400)	29,850
Purchase of Federal Home Loan Bank stock	--	(85,300)
Net increase in loans	(16,739,019)	(15,217,091)
Purchases of premises and equipment	(37,213)	(65,972)
Net cash from investing activities	(13,813,645)	(15,338,513)
Cash flows from financing activities		
Net increase in deposits	11,178,374	15,320,294
Net change in short-term borrowings	(66,532)	199,163
Proceeds from Federal Home Loan Bank advances	1,700,000	--
Proceeds from issuance of common stock	--	1,577,398
Net cash from financing activities	12,811,842	17,096,855
Change in cash and cash equivalents	(1,237,135)	1,942,512
Cash and cash equivalents at beginning of period	3,380,128	1,437,616
Cash and cash equivalents at end of period	$ 2,142,993	$ 3,380,128
Supplemental cash flow information:		
Interest paid	$ 1,819,226	$ 1,593,808
Income taxes paid	--	--

See accompanying notes to consolidated financial statements.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation: The consolidated financial statements include Western Reserve Bancorp, Inc. and its wholly-owned subsidiary, Western Reserve Bank ("the Bank"), together referred to as "the Company." Significant intercompany transactions and balances are eliminated in consolidation.

Nature of Operations: Western Reserve Bancorp, Inc. is a one-bank holding company. Its subsidiary, Western Reserve Bank, is a state-chartered commercial bank with one full-service location in Medina, Ohio and one satellite office at The Oaks at Medina Retirement Community, engaged in the single industry of commercial banking. It offers a full range of traditional banking services to consumers and businesses located primarily in Medina County, Ohio. Services offered include commercial, real estate, home equity, consumer and credit card loans, as well as deposit products such as checking accounts, savings and money market accounts, certificates of deposit and individual retirement arrangements. The Bank commenced operations on November 6, 1998.

Uses of Estimates: To prepare financial statements in conformity with accounting principles generally accepted in the United States of America, management makes estimates and assumptions based on available information. These estimates and assumptions affect the amounts reported in the financial statements and related disclosures, and future results could differ. Areas that involve the significant use of estimates include the allowance for loan losses, the fair values of financial instruments, the realization of deferred tax assets, the fair value of stock options and the status of contingencies.

Cash and Cash Equivalents: Cash and cash equivalents include cash, deposits with other financial institutions and federal funds sold. Net cash flows are reported for loan and deposit transactions.

Securities: Securities are classified as held to maturity and carried at amortized cost when management has the positive intent and ability to hold them to maturity. Securities are classified as available for sale when they might be sold before maturity and are carried at fair value with unrealized holding gains and losses reported separately in shareholders' equity. All of the Corporation's securities are classified as available for sale. Other securities such as Federal Reserve Bank stock and Federal Home Loan Bank stock are carried at cost.

Interest income includes amortization and accretion of purchase premiums and discounts. Securities are written down to fair value when a decline in fair value is not temporary.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Concentrations of Credit Risk: Western Reserve Bank grants loans primarily to customers in Medina and contiguous counties. At December 31, 2001, the composition of the loan portfolio is approximately 44.6% commercial loans secured by real estate, 37.0% other commercial loans, 10.4% home equity loans, 2.9% residential mortgage and construction loans and 5.1% consumer and credit card loans. At December 31, 2001, approximately 2.0% of the Bank's total loan portfolio was unsecured.

Loans: Loans that management has the intent and ability to hold for the foreseeable future or until maturity or payoff are reported at the principal balance outstanding, net of deferred loan fees and costs and an allowance for loan losses. Mortgage loans originated and intended for sale in the secondary market are carried at the lower of cost or estimated fair value, on an aggregate basis.

Interest income on loans is recognized over the loan term based on principal balances outstanding. In the event management deems the full repayment of a loan to be in doubt, typically if payments are past due over 90 days, interest income is not recorded, and any interest accrued but uncollected is reversed. Payments received on such loans are reported as principal reductions.

Allowance for Loan Losses: The allowance for loan losses is a valuation allowance for probable incurred credit losses, increased by the provision for loan losses and decreased by charge-offs less recoveries. Management estimates the allowance balance required using past loan loss experience, known or inherent risks in the portfolio, information about specific borrowers' situations, economic conditions and other factors. Allocations of the allowance may be made for specific loans, but the entire allowance is available for any loan that, in management's judgment, should be charged-off. Loan losses are charged against the allowance when management believes the uncollectibility of a loan balance is confirmed.

A loan is impaired when full payment under the loan terms is not expected. Impairment is evaluated in total for smaller-balance loans of similar nature such as residential mortgage, consumer, and credit card loans, and on an individual loan basis for other loans. If a loan is impaired, a portion of the allowance is allocated so that the loan is reported, net, at the present value of estimated future cash flows using the loan's existing rate or at the fair value of collateral if repayment is expected solely from the collateral. Loans are evaluated for impairment when payments are delayed, typically 90 days or more, or when it is probable that all principal and interest amounts will not be collected according to the original terms of the loan.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Foreclosed Assets: Assets acquired through or instead of loan foreclosure are initially recorded at fair value when acquired, establishing a new cost basis. If fair value declines, a valuation allowance is recorded through expense. Costs after acquisition are expensed.

Premises and Equipment: Premises and equipment are reported at cost less accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful lives of the assets, which range from five to twenty years. Maintenance and repairs are charged to expense as incurred.

Long-term Assets: Premises and equipment and other long-term assets are reviewed for impairment when events indicate their carrying amount may not be recoverable from future undiscounted cash flows. If impaired, the assets would be recorded at discounted amounts.

Stock Compensation: Employee compensation expense under stock option plans is reported only if options are granted below market price at grant date. Pro forma disclosures of net income and earnings per share are shown using the fair value method of SFAS No. 123 to measure expense for options, using an option pricing model to estimate fair value.

Income Taxes: Income tax expense is the total of the current year income tax due or refundable and the change in deferred tax assets and liabilities. Deferred tax assets and liabilities are the expected future tax amounts for the temporary differences between carrying amounts and tax bases of assets and liabilities, computed using enacted tax rates. A valuation allowance, if needed, reduces deferred tax assets to the amount expected to be realized. Deferred tax assets are recognized for net operating losses that expire primarily in 2018 and 2019. Due to net operating losses from inception through 1999, a valuation allowance equal to the net deferred tax asset was recorded at December 31, 2000. In 2001, the valuation allowance was reversed based upon the Company's determination that the benefit of the deferred tax assets is likely to be realized.

Financial Instruments: Financial instruments include off-balance sheet credit instruments, such as commitments to make loans and standby letters of credit, issued to meet customer financing needs. The face amount for these items represents the exposure to loss, before considering customer collateral or ability to repay. Such financial instruments are recorded when funded.

Earnings per Common Share: Basic earnings per common share is net income divided by the weighted average number of common shares outstanding during the period. Diluted earnings per common share includes the dilutive effect of additional potential common shares issuable under stock options.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Comprehensive Income: Comprehensive income consists of net income and other comprehensive income. Other comprehensive income includes unrealized gains and losses on securities available for sale, which are also recognized as separate components of equity.

Loss Contingencies: Loss contingencies, including claims and legal actions arising in the ordinary course of business, are recorded as liabilities when the likelihood of loss is probable and an amount or range of loss can be reasonably estimated. Management does not believe there now are such matters that will have a material effect on the financial statements.

Restrictions on Cash: Cash on hand or on deposit with the Federal Reserve Bank of $77,000 and $72,000 was required to meet regulatory reserve and clearing requirements at year-end 2001 and 2000. These balances do not earn interest. Also included in cash and cash equivalents at year-end 2001 was approximately $200,000 required to be on deposit with Great Lakes Bankers Bank as a compensating balance for correspondent banking services.

Dividend Restriction: Banking regulations require maintaining certain capital levels and may limit the dividends paid by the bank to the holding company or by the holding company to shareholders.

Fair Values of Financial Instruments: Fair values of financial instruments are estimated using relevant market information and other assumptions, as more fully disclosed in a separate note. Fair value estimates involve uncertainties and matters of significant judgment regarding interest rates, credit risk, prepayments and other factors, particularly in the absence of broad markets for particular items. Changes in assumptions or in market conditions could significantly affect the estimates.

New Accounting Pronouncements: A new accounting standard requires all business combinations to be recorded using the purchase method of accounting for any transaction initiated after June 30, 2001. Under the purchase method, all identifiable tangible and intangible assets and liabilities of the acquired company must be recorded at fair value at date of acquisition, and the excess of cost over fair value of net assets acquired is recorded as goodwill. Identifiable intangible assets must be separated from goodwill. Identifiable intangible assets with finite useful lives will be amortized under another new standard, whereas goodwill, both amounts previously recorded and future amounts purchased, will cease being amortized starting in 2002. Annual impairment testing will be required for goodwill with impairment being recorded if the carrying amount of goodwill exceeds its implied fair value. Adoption of this standard on January 1, 2002 will not have a material effect on the Company's financial statements.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Business Segments: While the Company's chief decision-makers monitor the revenue streams of the various Company products and services, operations are managed and financial performance is evaluated on a company-wide basis. Accordingly, all of the Company's banking operations are considered by management to be aggregated in one reportable operating segment.

Reclassifications: Some items in the prior year financial statements were reclassified to conform to the current presentation.

NOTE 2 - ORGANIZATION

Western Reserve Bancorp, Inc. was incorporated under the laws of the State of Ohio on February 27, 1997. The Company initially sold 320,267 shares of common stock at a price of $20 per share resulting in proceeds, net of offering costs, of approximately $6,368,000. A substantial portion of the proceeds of the offering were used by the Company to provide the initial capitalization of the Bank which occurred in November 1998, at which time the Bank began operations. During 2000, the Company sold an additional 67,785 shares of common stock resulting in proceeds, net of offering costs, of approximately $1,577,000.

NOTE 3 - SECURITIES

The amortized cost and estimated fair values of securities available for sale were as follows:

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
2001				
U.S. agencies	$ 1,502,074	$ 16,569	$ --	$ 1,518,643
Mortgage-backed	1,500,993	9,245	(3,192)	1,507,046
	$ 3,003,067	$ 25,814	$ (3,192)	$ 3,025,689
2000				
U.S. agencies	$ 5,998,752	$ --	$ (20,587)	$ 5,978,165

The fair values of debt securities at year-end 2001 by contractual maturity were as follows. Securities not due at a single maturity date, primarily mortgage-backed securities, are shown separately.

NOTE 3 - SECURITIES (Continued)

Due in one year or less	$ --
Due from one to five years	1,015,898
Due from five to ten years	502,745
Mortgage-backed	1,507,046
	$ 3,025,689

Actual maturities may differ from contractual maturities because issuers may have the right to call or prepay obligations.

No securities were sold during 2001 or 2000. At December 31, 2001, securities with an approximate fair value of $3,026,000 were pledged to secure public deposits, borrowings and for other purposes as required or permitted by law.

NOTE 4 - LOANS

Loans at year-end were as follows:

	2001	2000
Commercial	$ 45,058,966	$ 30,209,223
Home equity	5,723,908	3,128,341
Residential mortgage and construction	1,635,610	3,087,244
Consumer installment	2,576,416	1,996,033
Credit card and other	223,128	154,778
	$ 55,218,028	$ 38,575,619

Activity in the allowance for loan losses was as follows:

	2001	2000
Beginning balance	$ 514,109	$ 307,000
Provision for loan losses	337,181	219,800
Loans charged off	(212,750)	(14,745)
Recoveries	116,139	2,054
Ending balance	$ 754,679	$ 514,109

At December 31, 2001 and 2000, there were $408,531 and $204,778 loans in nonaccrual status. There were no other loans more than 90 days past due.

NOTE 4 - LOANS (continued)

Impaired loans were as follows:

	2001	2000
Year-end loans with no allocated allowance for loan losses	$ --	$ --
Year-end loans with allocated allowance for loan losses	223,718	83,295
	$ 223,718	$ 83,295
Amount of the allowance for loan losses allocated	$ 44,676	$ 25,000
Average of impaired loans during the year	83,050	20,824
Interest income recognized during impairment	13,140	--
Cash-basis interest income recognized	13,140	--

Loans to principal officers, directors and their affiliates in 2001 were as follows.

Beginning balance	$ 1,451,544
New loans	736,927
Repayments	(1,184,379)
Ending balance	$ 1,004,092

NOTE 5 - PREMISES AND EQUIPMENT, NET

Year-end premises and equipment were as follows.

	2001	2000
Leasehold improvements	$ 513,920	$ 500,399
Furniture and equipment	449,594	425,903
	963,514	926,302
Less accumulated depreciation	(308,155)	(202,279)
	$ 655,359	$ 724,023

The Company's facility is leased under an operating lease from a member of the Board of Directors. The lease term is for ten years, with two five-year renewal options. Total rent expense for this facility was $112,004 and $107,734 in 2001 and 2000, respectively. At December 31, 2001, the total estimated future minimum rental payments under the lease are as follows:

NOTE 5 - PREMISES AND EQUIPMENT, NET (continued)

2002	$ 117,521
2003	120,519
2004	126,516
2005	130,644
2006	133,227
Thereafter	251,020
	$ 879,447

NOTE 6 - DEPOSITS

Deposits of $100,000 or more were $24,467,061 and $21,618,685 at year-end 2001 and 2000.

At year-end, total interest-bearing deposits are as follows:

	2001	2000
Interest-bearing demand	$ 3,522,690	$ 2,873,933
Savings	19,292,558	15,839,967
Money market	10,329,106	10,056,250
Time under $100,000	6,784,442	4,497,892
Time $100,000 and over	5,264,121	3,870,243
	$ 45,192,917	$ 37,138,285

Scheduled maturities of time deposits for the next five years were as follows.

	2001
Three months or less	$ 3,609,374
Four through six months	2,429,187
Seven through twelve months	1,692,242
Thirteen through 24 months	2,480,598
25 through 36 months	1,252,264
37 through 48 months	34,363
49 months or greater	550,535
	$ 12,048,563

Deposits from principal officers, directors and their affiliates at year-end 2001 and 2000 were $957,000 and $778,000.

NOTE 7 - FEDERAL HOME LOAN BANK ADVANCES

At year-end there was one advance in the amount of $1,700,000, at a fixed rate of 4.28%, maturing June 30, 2004. Interest is payable monthly, and the advance is payable at its maturity date, with a prepayment penalty for early payment. The advance is collateralized by $2,125,000 of first mortgage loans under a blanket lien arrangement.

NOTE 8 - OTHER NON-INTEREST EXPENSE

Other expense amounts for the year were as follows:

	2001	2000
Marketing and advertising	$ 32,063	$ 28,604
Insurance	26,745	25,223
Public relations and contributions	38,343	35,512
Telephone	16,125	14,206
Travel and entertainment	24,195	18,032
Loan expenses	32,215	34,269
Collection/repo/OREO expenses	36,218	5,467
Losses on other assets	35,279	--
Other	31,482	24,446
Total	$ 272,665	$ 185,759

NOTE 9 — EMPLOYEE BENEFITS

Western Reserve Bank has a 401(k) Profit Sharing Plan that covers substantially all employees and allows eligible employees to contribute up to 15% of their compensation subject to a maximum statutory limitation. Under the Plan, the Corporation is permitted to make discretionary profit sharing or matching contributions to the Plan. During 2001 and 2000, the Corporation did not make any such contributions and no expense was recorded.

NOTE 10 - INCOME TAXES

Income tax expense (benefit) was as follows:

	2001	2000
Current	$ 2,770	$ --
Deferred	145,079	(55,776)
Valuation allowance	(421,603)	55,776
Total income tax expense	$ (273,754)	$ --

NOTE 10 - INCOME TAXES (continued)

Total income tax expense differed from the amounts computed by applying the federal income tax rate of 34% in all periods presented to income before income taxes as a result of the following for the periods ended December 31:

	2001	2000
Income tax expense (benefit) at statutory rate	$ 142,249	$ 54,135
Effect of deferred tax valuation allowance	(421,603)	(84,719)
Other, net	5,600	30,584
Total income tax expense	$ (273,754)	$ --

The components of the net deferred tax asset (liability) recorded in the consolidated balance sheets as of December 31 are as follows:

	2001	2000
Deferred tax assets:		
Net operating loss carryforward	$ 64,517	$ 258,782
Organizational costs capitalized	65,707	101,548
Bad debt deduction	224,164	155,595
Deferred loan fees	18,192	7,230
Unrealized loss on securities available for sale	--	7,000
	372,580	530,155
Deferred tax liabilities:		
Accrual to cash adjustment	(68,454)	(77,244)
Depreciation	(30,832)	(29,057)
Unrealized gain on securities available for sale	(7,692)	--
Other	(3,740)	(2,251)
	(110,718)	(108,552)
Valuation allowance	--	(421,603)
Net deferred tax asset	$ 261,862	$ --

A valuation allowance had been recorded as of December 31, 2000, to reduce the net deferred tax assets to $-0-. This valuation allowance was reversed in 2001 based upon the Company's determination that it was likely to realize the benefit of the deferred tax assets.

NOTE 10 - INCOME TAXES (continued)

At December 31, 2001, the Company had operating loss carryforwards of approximately $190,000 which can be used to offset future taxable income. The carryforwards are due to expire, for tax purposes, in 2018 and 2019.

NOTE 11 - COMMITMENTS AND CONTINGENCIES

Some financial instruments, such as loan commitments, credit lines, letters of credit, and overdraft protection, are issued to meet customer financing needs. These are agreements to provide credit or to support the credit of others, as long as conditions established in the contract are met, and usually have expiration dates or other termination clauses and may require payment of a fee. Since some commitments are expected to expire without being used, total commitments do not necessarily represent future cash requirements. Off-balance-sheet risk to credit loss exists up to the face amount of these instruments, although material losses are not anticipated. The same credit policies are used to make such commitments are used for loans, including obtaining collateral at exercise of the commitment.

The contractual amounts of loan commitments were as follows at year-end.

	2001	2000
Commitments to extend credit (net of participated amounts)	$ 12,190,000	$ 6,355,000
Unused credit card, home equity and overdraft lines of credit	6,649,000	4,609,000
Unused commercial lines of credit	6,340,000	3,035,000
Letters of credit	210,000	464,000

Commitments to make loans are generally made for periods of one year or less. At December 31, 2001, approximately $475,000 of commitments had fixed rates and $24,914,000 had adjustable rates. The fixed rate loan commitments have interest rates ranging from 6.50% to 10.00% and maturities ranging from nine months to eight years.

The bank has the ability to borrow under various credit facilities that totaled $2,730,000 at year-end 2001.

NOTE 11 - COMMITMENTS AND CONTINGENCIES (continued)

Under an employment agreement with the Chief Executive Officer, in the event the officer is terminated without cause, the Company has an obligation to pay the officer's base pay through December 31, 2005, the termination date of the agreement. As of December 31, 2001, this obligation totals approximately $546,000.

NOTE 12 - FAIR VALUES OF FINANCIAL INSTRUMENTS

Carrying amounts and estimated fair values of financial instruments at year-end are as follows.

	2001		2000	
	Carrying Amount	Estimated Fair Value	Carrying Amount	Estimated Fair Value
Cash and cash equivalents	$ 2,142,993	$ 2,143,000	$ 3,380,128	$ 3,380,000
Securities available for sale	3,025,689	3,026,000	5,978,165	5,978,000
Loans held for sale	1,248,880	1,249,000	200,000	200,000
Loans, net of allowance	54,463,349	54,689,000	38,061,510	38,273,000
Federal Reserve Bank stock	165,600	166,000	144,200	144,000
Federal Home Loan Bank stock	96,300	96,000	90,200	90,000
Accrued interest receivable	219,076	219,000	244,678	245,000
Demand and savings deposits	(41,053,573)	(41,054,000)	(33,555,627)	(33,556,000)
Time deposits	(12,048,563)	(12,119,000)	(8,368,135)	(8,415,000)
Short-term borrowings	(132,631)	(133,000)	(199,163)	(199,000)
Federal Home Loan Bank advances	(1,700,000)	(1,717,000)	--	--
Accrued interest payable	(43,164)	(43,000)	(49,046)	(49,000)

For purposes of these disclosures of estimated fair values, the following assumptions were used. Carrying amount is the estimated fair value for cash and cash equivalents, Federal Home Loan Bank and Federal Reserve Bank stock, accrued interest receivable and payable, demand deposits, short-term borrowings, and variable rate loans and deposits that reprice frequently and fully. Security fair values are based on market prices or dealer quotes, and if no such information is available, on the rate and term of the security and information about the issuer. For fixed rate loans or deposits and for variable rate loans or deposits with infrequent repricing or repricing limits, fair value is based on discounted cash flows using current market rates applied to the estimated life and credit risk. Fair value of debt is based on current rates for similar financing. Fair values of unrecorded commitments were not material.

NOTE 12 - FAIR VALUES OF FINANCIAL INSTRUMENTS (continued)

These estimates are based on management's judgment of the most appropriate factors. However, there is no assurance that, had these items been liquidated, the estimated fair values would have been realized. Estimated fair values should not be assumed to apply at subsequent dates. Other assets and liabilities of the Company, such as fixed assets or the value of its core deposits, customer goodwill or workforce, may have value but are not included in the above disclosures.

NOTE 13 - STOCK OPTIONS

The Company has a nonqualified stock option plan. During 2000, the Board of Directors of the company amended the plan to increase the number of shares available for grant under the plan from 50,000 to 100,000, and to permit the granting of shares to directors and others, in addition to officers and employees. The maximum option term is ten years, and options vest over three years as follows: 25% one year from the grant date, 50% after two years, and 100% after three years.

A summary of the activity in the plan is as follows.

	2001			2000		
	Shares	Weighted Average Exercise Price	Range of Option Price per Share	Shares	Weighted Average Exercise Price	Range of Option Price per Share
Options outstanding at beginning of year	81,762	$22.81	$20.00-$40.00	43,262	$23.56	$20.00-$40.00
Granted	9,250	25.00	$25.00-$25.00	38,500	21.96	$21.00-$22.00
Exercised	0			0		
Forfeited	0			0		
Options outstanding at end of year	91,012	$23.03	$20.00-$40.00	81,762	$22.81	$20.00-$40.00
Remaining shares available for grant at year-end	8,988			18,238		
Options exercisable at year-end	52,287			21,331		
Weighted-average fair value of options granted during the year	$7.24			$6.86		

NOTE 13 - STOCK OPTIONS (continued)

Options outstanding at year-end 2001 were as follows.

	Outstanding		Exercisable	
Range of Exercise Prices	Number	Weighted Average Remaining Contractual Life (years)	Number	Weighted Average Exercise Price
$20.00-$24.99	72,144	7.6	42,669	$20.44
$25.00-$29.99	9,250	9.2	--	25.00
$30.00-$39.99	6,412	6.8	6,412	34.00
$40.00	3,206	6.8	3,206	40.00
Outstanding at year-end	91,012	7.7	52,287	$23.30

Had compensation cost for stock options been measured using FASB Statement No. 123, net income and earnings per share would have been the pro forma amounts indicated below.

	2001	2000
Net income as reported	$692,133	$159,222
Pro forma net income	608,527	20,988
Basic earnings per share as reported	$1.78	$0.48
Pro forma basic earnings per share	$1.57	$ 0.06
Diluted earnings per share as reported	$ 1.75	$ 0.47
Pro forma diluted earnings per share	$1.54	$0.06

NOTE 13 - STOCK OPTIONS (continued)

In future years, the pro forma effect of not applying this standard is expected to increase as additional options are granted. The pro forma effects are computed using option-pricing models, using the following weighted-average assumptions as of grant date.

	2001	2000
Risk-free interest rate	4.89	6.29%
Expected option life (years)	7	7
Expected stock price volatility	11.03%	3.58%
Dividend yield	0.00%	0.00%

NOTE 14 - CAPITAL REQUIREMENTS AND RESTRICTIONS ON RETAINED EARNINGS

The payment of dividends by the Bank to the Company is subject to restrictions by its regulatory agencies. These restrictions generally limit dividends to current and prior two years retained earnings, as defined. In addition, dividends may not reduce capital levels below the minimum regulatory requirements as described below. Furthermore, as part of the Bank's approval by the regulatory agencies, it is prohibited from paying dividends to the Company for a period of three years after inception without prior written non-objection by the Federal Reserve Bank. The Bank does not expect to pay dividends to the Company in the foreseeable future.

Banks and bank holding companies are subject to regulatory capital requirement administered by state and federal banking agencies. Capital adequacy guidelines and prompt corrective action regulations involve quantitative measures of assets, liabilities and certain off-balance-sheet items calculated under regulatory accounting practices. Capital amounts and classifications are also subject to qualitative judgments by regulators. Failure to meet capital requirements can initiate regulatory action.

Additionally, under the terms of the Bank's approval order from the State of Ohio, the Bank was required to maintain a minimum ratio of its Tier 1 capital to total assets of at least 9% during its first three years of operation. At December 31, 2001 and 2000, the Bank's ratio of Tier 1 capital to total assets was 9.12% and 10.45%, respectively.

Prompt corrective action regulations provide five classifications: well-capitalized, adequately-capitalized, undercapitalized, significantly undercapitalized and critically undercapitalized, although these terms are not used to represent overall financial condition. If less than well-capitalized, regulatory approval is required to accept brokered deposits. If undercapitalized, capital distributions are limited, as is asset growth and expansion, and capital restoration plans are required.

NOTE 14 - CAPITAL REQUIREMENTS AND RESTRICTIONS ON RETAINED EARNINGS (continued)

The Bank's actual and required capital amounts and ratios at year-end are presented below.

			Minimum			
($ thousands)	Actual		Required for Capital Adequacy Purposes		To Be Well Capitalized Under Prompt Corrective Action Provisions	
2001	Amount	Ratio	Amount	Ratio	Amount	Ratio
Total Capital to risk-weighted assets	$ 7,919	12.3%	$ 5,133	8.0%	$ 6,416	10.0%
Tier 1 (Core) Capital to risk-weighted assets	5,664	8.8%	2,566	4.0%	3,850	6.0%
Tier 1 (core) capital to Average assets	5,664	9.2%	2,471	4.0%	3,089	5.0%
2000						
Total Capital to risk-weighted assets	$ 5,622	12.8%	$ 3,504	8.0%	$ 4,380	10.0%
Tier 1 (Core) Capital to risk-weighted assets	5,108	11.7%	1,752	4.0%	2,628	6.0%
Tier 1 (Core) Capital to average assets	5,108	10.6%	1,927	4.0%	2,408	5.0%

At year-end 2001 and 2000, the Bank was categorized as well-capitalized.

NOTE 15 - PARENT COMPANY ONLY CONDENSED FINANCIAL STATEMENTS

Condensed financial information of Western Reserve Bancorp, Inc. follows.

CONDENSED BALANCE SHEETS
December 31, 2001 and 2000

	2001	2000
ASSETS		
Cash and cash equivalents	$ 126,330	$ 1,603,325
Investment in bank subsidiary	5,702,455	5,086,665
Subordinated debt due from bank	1,500,000	--
Other assets	99,492	--
Total assets	$ 7,428,277	$ 6,689,990
LIABILITIES AND EQUITY		
Accrued expenses and other liabilities	$ 10,636	$ --
Shareholders' equity	7,417,641	6,689,990
Total Liabilities and shareholder's equity	$ 7,428,277	$ 6,689,990

CONDENSED STATEMENTS OF INCOME
Years ended December 31, 2001 and 2000

	2001	2000
Interest income	$ 58,541	$ --
Operating expenses	39,800	36,328
Income (loss) before income tax and undistributed income of subsidiary	18,741	(36,328)
Income tax benefit	93,120	--
Equity in undistributed income of subsidiary	580,272	195,550
Net income	$ 692,133	$ 159,222

NOTE 15 - PARENT COMPANY ONLY CONDENSED FINANCIAL INFORMATION (Continued)

CONDENSED STATEMENTS OF CASH FLOWS
Years ended December 31, 2001 and 2000

	2001	2000
Cash flows from operating activities		
Net income	$ 692,133	$ 159,222
Equity in undistributed income of subsidiary	(580,272)	(195,550)
Change in other assets and liabilities	(88,856)	--
Net cash from operating activities	23,005	(36,328)
Cash flows from financing activities		
Subordinated debt issued to subsidiary	(1,500,000)	--
Proceeds from issuance of common stock, net	--	1,577,398
Net cash from financing activities	(1,500,000)	1,577,398
Change in cash and cash equivalents	(1,476,995)	1,541,070
Cash and cash equivalents at beginning of year	1,603,325	62,255
Cash and cash equivalents at end of year	$ 126,330	$ 1,603,325

NOTE 16 -EARNINGS PER SHARE

Basic and diluted earnings per common and common equivalent share are based on the combined weighted average number of common shares and common equivalent shares outstanding which include, where appropriate, the assumed exercise or conversion of outstanding stock options. In computing earnings per common and common equivalent share, the Company has utilized the treasury stock method.

NOTE 16 -EARNINGS PER SHARE (continued)

The factors used in the earnings per share computation follow.

	2001	2000
Basic		
Net income	$ 692,133	$ 159,222
Weighted average common shares outstanding	388,052	333,382
Basic earnings per common share	$ 1.78	$ 0.48
Diluted		
Net income	$ 692,133	$ 159,222
Weighted average common shares outstanding for basic earnings per common share	388,052	333,382
Add: Dilutive effects of assumed exercises of stock options	7,530	2,818
Average shares and dilutive potential common shares	395,582	336,200
Diluted earnings per common share	$ 1.75	$ 0.47

Stock options for 9,618 shares of common stock were not considered in computing diluted earnings per common share for 2001 and 2000 because they were antidilutive.

COMPARATIVE SUMMARY OF SELECTED FINANCIAL DATA
As of December 31, 2001 and 2000, and for the Years ended December 31, 2001 and 2000

($000's except per share data)	2001	2000
Balance Sheet Data:		
Total assets	$ 62,455	$ 48,881
Securities available for sale	3,026	5,978
Total loans	56,467	38,776
Allowance for loan losses	755	514
Total deposits	53,102	41,924
Shareholders' equity	7,418	6,690
Income Statement Data:		
Total interest income	$ 4,203	$ 3,424
Total interest expense	1,813	1,634
Net interest income	2,390	1,790
Provision for loan losses	337	220
Net interest income after provision for loan losses	2,053	1,570
Noninterest income	216	126
Noninterest expense	1,851	1,537
Income before income tax	418	159
Income tax benefit	274	--
Net income	$ 692	$ 159
Per Share Data:		
Basic income per common share	$ 1.78*	$ 0.48
Diluted income per common share	1.75*	0.47
Book value per share at year-end	19.12	17.24
Cash dividends per share	n/a	n/a
Average shares used in basic income per share calculations	388,052	333,382
Average shares used in diluted income per share calculations	395,582	336,200
Operating Ratios:		
Total net loans to total deposits	102.56%	90.79%
Total shareholders' equity to total assets	11.88%	13.69%
Average shareholders' equity to average assets	12.31%	12.76%
Return on average equity	9.76%*	3.00%
Return on average assets	1.20%*	0.38%
Dividend payout ratio	n/a	n/a
Allowance for loan losses to total loans	1.34%	1.33%
Average assets	$57,585	$ 41,598
Average shareholders' equity	7,091	5,306

*The per-share effect of recognizing the deferred tax asset of $421,603 was $1.09 basic and $1.07 diluted. ROE would have been 3.80% while ROA would have been 0.47% excluding the tax benefit recognized in 2001.

OVERVIEW

In the following section, management presents an analysis of Western Reserve Bancorp, Inc.'s financial condition and results of operations as of and for the years ended December 31, 2001 and 2000. This discussion is provided to give shareholders a more comprehensive review of the operating results and financial condition than could be obtained from an examination of the financial statements alone. This analysis should be read in conjunction with the consolidated financial statements and related footnotes and the selected financial data elsewhere in this report.

Western Reserve Bancorp, Inc. (the Company) was incorporated under the laws of the State of Ohio on February 25, 1997. During 1997 and the first ten months of 1998, the Company's activities were limited to the organization of Western Reserve Bank (the Bank) and preparation for and completion of a common stock offering (the Offering). The Company sold 320,267 shares of common stock at a price of $20.00 per share in the Offering. Net proceeds from the Offering were $6,208,499 in 1998 and $160,000 in 1997. Most of the proceeds of the Offering were used by the Company to provide the initial capitalization of the Bank, which occurred on November 6, 1998, at which time the Bank began operations. Management believes that the Company's financial condition and results of operations are as expected for a newly formed financial institution.

In September 2000 the Company commenced a secondary stock offering. Refer to the section of this discussion titled "Capital Resources" for more information.

RESULTS OF OPERATIONS

Consolidated net income for the Company for 2001 was $692,133, compared to $159,222 in 2000. Income before income taxes was $418,379 in 2001, compared to $159,222 the prior year. During 2001, the Company eliminated the valuation allowance associated with the deferred tax asset. The effect of eliminating the valuation allowance was the recognition of a tax benefit of $421,603. Current year income tax expense recorded during 2001 was $147,849, which resulted in the net income tax benefit of $273,754. The increase in income before income taxes in 2001 was primarily due to the growth in the Bank's loan portfolio, which increased its interest income. Basic and diluted income per common share were $1.78 and $1.75, respectively, in 2001, compared to $0.48 and $0.47 in 2000. No dividends were paid in 2001 or 2000.

NET INTEREST INCOME

Net interest income for 2001 was $2,389,688, compared with $1,789,457 in 2000. The increase of $600,231 was due primarily to continued growth in the Bank's loan portfolio in 2001, which was funded primarily by deposit growth. The average net interest margin during 2001 was 4.31%, compared with 4.49% in 2000. The decrease in margin in 2001 was due primarily to the unprecedented decreases in short-term interest rates throughout the year. There were eleven decreases in the Federal Funds rate, totaling 4.75%, with a corresponding decrease in the prime rate. In 2001, the average yield on interest earning assets was 7.58%, compared to 8.58% in 2000. During 2001, loans yielded 8.12%, compared to 9.35% in 2000. This included loan fees of $61,132 and $62,323 in 2001 and 2000, respectively, which contributed 0.13% and 0.20% to loan yield and 0.11% and 0.16%, respectively, to the net interest margin. Throughout 2001, the yields on earning assets and the net interest margin decreased, even though more assets were shifted from lower-yielding short-term funds and investment securities to higher-yielding loans. The average rate paid on interest-bearing deposits was 4.13% during 2001, compared to 5.25% during 2000. The decrease was due primarily to general decreases in interest rates, somewhat offset by increased deposit volumes in 2001. Management expects that the cost of funds will increase during 2002 as management seeks to attract longer-term deposits to match fund loans.

NONINTEREST INCOME

Total noninterest income was $216,536 in 2001, compared with $126,341 in 2000. Service charges on deposits totaled $74,428 in 2001 and $52,375 in 2000. This increase was due to increases in the numbers of accounts rather than price increases on services. Gains on sales of mortgage loans of $92,067 in 2001, versus $36,722 in 2000, were recorded. Due to strong home sales and mortgage refinancings as interest rates declined throughout 2001, the Bank originated and sold over $13,500,000 of residential mortgages in 2001. The Bank sells these long-term fixed rate mortgages and the related servicing which helps minimize the interest rate risk associated with keeping long-term mortgages in the Bank's loan portfolio. "Other" income includes safe deposit box rent, ATM interchange and surcharges, credit card interchange income, and the sales of checks to depositors. Management expects that noninterest income will continue to increase as the bank increases in size.

NONINTEREST EXPENSE

Total noninterest expense was $1,850,664 in 2001, an increase of $313,888, or 20.4% over the $1,536,776 in 2000. Major components of this increase include salaries and employee benefits (which increased $156,607 in 2001 when compared to 2000), the cost of premises and equipment (an increase of $20,830, or 7.6% over the prior year) and data processing (a $21,986, or 15.2% increase). During 2001, the bank added a full-time commercial loan officer and a full-time credit analyst. Management expects that, as the Bank's activities and staffing needs increase, it will become necessary to rent additional space, which will increase the cost of premises and equipment. Also, management expects other expenses will increase moderately, but overhead costs as a percentage of both interest income and total assets will continue to decrease.

PROVISION AND ALLOWANCE FOR LOAN LOSSES

The allowance for loan losses is maintained by management at a level considered adequate to cover probable incurred credit losses in the bank's loan portfolio. Management's determination of the appropriate provision for loan losses and the adequacy of the allowance for loan losses is based, in part, on the consideration of historic loss histories of other similar community financial institutions which management believes are representative of the probable expected loss experience of the Bank. Other factors considered by management include the composition of the loan portfolio, current economic conditions, the creditworthiness of the Bank's borrowers and other related factors. The provision for loan losses was $337,181 in 2001, compared with $219,800 in 2000. The increased provision for loan losses is due primarily to net charge-offs during 2001 totaling $96,611. At December 31, 2001, the allowance for loan losses was 1.34% of total loans, compared to 1.33% at year-end 2000. Management allocated approximately 89.5% of the total allowance to commercial loans, 4.6% to residential mortgage and home equity loans and 5.9% to consumer and credit card loans to individuals. At December 31, 2001, $44,676 of the allowance for loan losses was allocated to impaired loan balances. At December 31, 2001, six loans totaling $408,531 were in nonaccrual status, compared to four loans totaling $204,778 at year-end 2000. There were no other loans more than 90 days delinquent. Management believes the allowance for loan losses at December 31, 2001, is adequate to absorb probable losses in the loan portfolio.

INCOME TAXES

The income tax benefit from the net operating losses in 1999 and 1998 had not been reflected in the consolidated financial statements as of December 31, 2000. A valuation allowance had been recorded to reduce the net deferred tax asset to $0. In 2001, management determined that it is more likely than not that the income tax benefit will be used by the Company. Therefore, the valuation allowance was reduced and a tax benefit was realized. The income tax benefit from the losses can be carried forward for twenty years from the time of the loss before they expire. Accordingly, the Company's net operating loss carryforwards will expire in 2018 and 2019, if they were to remain unused at that time.

FINANCIAL CONDITION

Total assets at December 31, 2001, were $62,454,849, an increase of $13,573,438, or 27.8%, over 2000 year-end assets of $48,881,411. Deposits increased to $53,102,136 at December 31, 2001, an increase of $11,178,374, or 26.7%, from $41,923,762 at December 31, 2000. The increased deposits were used to make loans to the Bank's borrowers. Loans increased by $16,642,409, or 43.1%, to $55,218,028 at year-end 2001, from $38,575,619 at year-end 2000. During 2001, cash and cash equivalents decreased to $2,142,993 from $3,380,128, primarily due to loan growth exceeding deposit growth during the year.

LOANS

Total loans grew $16,642,409 in 2001 (compared to growth of $15,404,400 in 2000), to $55,218,028 at December 31, 2001, compared to $38,575,619 at December 31, 2000. The net growth in the loan portfolio during 2001 was comprised of $14,849,743 in commercial loans, $2,595,567 in home equity loans, $580,383 in consumer installment loans and $68,350 in credit card and other loans. Residential mortgage and construction loans decreased $1,451,634, primarily due to refinancings. During 2001 and 2000, respectively, the bank originated approximately $13,526,000 and $4,254,000 and sold approximately $12,569,000 and $4,091,000 of fixed rate first mortgage loans, including the related loan servicing. As expected by management, the bank's loan portfolio is heavily weighted toward commercial loans to small businesses in the bank's market area. The commercial loan growth consisted of approximately $10,984,000 in commercial real estate loans, $1,450,000 in short-term commercial construction loans, $2,269,000 in commercial lines of credit, $952,000 in loan participations purchased from other financial institutions, and $1,095,000 in SBA guaranteed loans. During 2001, other commercial loans to businesses decreased $1,557,000, and commercial dealer-owned leases decreased $310,000. At December 31, 2001 and 2000, the Bank's loan-to-deposit ratio was 104.0% and 92.0%, respectively. Management expects loan demand to remain strong, especially in the commercial loan segment, and anticipates the loan-to-deposit ratio to remain at or above 100% during the coming year.

DEPOSITS

Total deposits were $53,102,136 at December 31, 2001, compared to $41,923,762 at December 31, 2000. At year-end 2001, $7,909,219, or 17.5% of the bank's total deposits are in noninterest bearing demand deposit accounts, and $3,522,690, or 6.69% are in interest-bearing demand accounts. Savings and money market accounts total $29,621,664, or 55.8% of the bank's total deposits. Time deposits (certificates of deposit and IRAs) total $12,048,563, or 22.7% of total deposits. Included in the time deposits total is $1,400,000 in six month public fund CDs maturing in February 2002, at an average rate of 3.53%. Management plans to replace these with similar instruments as they mature. The majority of the Bank's total deposits continue to be in market rate savings accounts. This product is a liquid savings account that offers tiered variable rates which, at balances of $15,000 or more, are indexed to a national money-market average, plus five to fifteen basis points. The weighted average cost of all market rate savings accounts was 3.75% in 2001, compared to 5.50% during 2000. At December 31, 2001, the weighted average cost of these accounts was 1.96%. Deposits of $100,000 or more totaled $24,467,061 or 46.1% of total deposits at December 31, 2001. This mix of deposits reflects management's strategy to build multiple relationships with each customer, and to minimize the bank's reliance on time deposits. Management expects deposits to continue to grow, but at a slower rate, during 2002 as the bank continues to attract new customers. During early 2002, management expects to seek longer-term CD funding (with three to five year maturities) in order to match-fund certain commercial real estate loans with fixed rates for up to three years. This will minimize interest rate risk and allow the bank to take advantage of the historically low interest rates.

LIQUIDITY

Liquidity relates primarily to the Company's ability to fund loan demand, meet deposit customers' withdrawal needs and provide for operating expenses. As summarized in the Statement of Cash Flows, the Company's main source of cash flow is receiving deposits from customers and, to a lesser extent, repayment of loan principal and the interest on loans and investments. The primary uses of cash are lending to the Bank's borrowers and investing in securities and short-term interest-earning assets. Assets available to satisfy those needs include cash and due from banks, federal funds sold, interest-bearing deposits in other banks, loans held for sale and available-for-sale investment securities. These assets are commonly referred to as liquid assets.

Liquid assets were $6,417,562 at December 31, 2001, compared to $9,558,293 at December 31, 2000. The decrease in liquid assets is due primarily to the growth in loans during 2001. During 2000, loan demand and deposit growth were essentially even. However, in 2001, loan demand remained strong and exceeded deposit growth. If additional liquidity is needed, the bank has several possible funding sources, including purchasing federal funds, obtaining Federal Home Loan Bank advances, acquiring national market CDs or brokered deposits, using surety bonds to secure public deposits and borrowing under lines of credit. At December 31, 2001, these credit facilities aggregated approximately $2,730,000.

INTEREST RATE SENSITIVITY/GAP

At year-end 2001, approximately 55.9% of the interest-bearing assets on the Bank's balance sheet mature or reprice in one year or less. The bank currently has $759,595 in fixed rate loans with a maturity greater than five years. Nearly all of the interest-bearing liabilities are variable-rate core deposits. As of December 31, 2001, the Bank has approximately $33,530,000 of assets and $41,008,000 of liabilities that mature or are able to reprice in one year.

Management's objective in managing the Bank's balance sheet for interest rate sensitivity is to reduce volatility in the net interest margin by matching, as closely as possible, the timing of the repricing of its interest rate sensitive assets with interest rate sensitive liabilities. During 2001, interest rates decreased rapidly and significantly. To the extent that the Bank's interest sensitive liabilities, primarily market rate savings accounts, repriced more quickly than interest sensitive loans, the Bank's interest margin was positively affected. Management believes that, as of year-end 2001, interest rates are at or near their low point, and thus the Bank is looking to lock in those lower rates on the funding side of the balance sheet with longer-term CDs and Federal Home Loan Bank advances.

On December 31, 2001, the Bank obtained a $1,700,000 fixed-rate advance from the Federal Home Loan Bank. This advance matures on June 30, 2004, and has an interest rate of 4.28%. Additionally, the Bank is actively seeking longer-term fixed rate CDs.

CAPITAL RESOURCES

Total shareholders' equity at December 31, 2001 was $7,417,641, compared to $6,689,990 at December 31, 2000. The increase of $727,651 was the result of the net income for 2001 of $692,133 and an increase of $35,518 in the unrealized gain on available for sale securities.

Banking regulators have established minimum capital ratios for banks and bank holding companies. Total risk-based capital is made up of Tier 1 Capital and Tier 2 Capital. Tier 1 Capital is total shareholders' equity less any intangible assets. Tier 2 Capital is the allowance for loan losses (includible up to a maximum of 1.25% of risk-weighted assets), plus the qualifying portion of subordinated debt. Refer to Note 14 in the Company's consolidated financial statements for a more complete discussion of risk-based capital. The Bank exceeded the applicable minimum regulatory capital requirements at December 31, 2001 and 2000, and was considered to be well-capitalized under the regulatory guidelines. Additionally, under the terms of the Bank's approval order from the State of Ohio, the Bank was required to maintain a minimum ratio of its Tier 1 capital to total assets of at least 9% during its first three years of operation (through late 2001). At December 31, 2001 and 2000, the Bank's ratio of Tier 1 capital to total assets was 9.12% and 10.45%, respectively.

Restrictions exist regarding the ability of the Bank to transfer funds to the Company in the form of cash dividends, loans or advances, as discussed in Note 14. No cash or other dividends were declared or paid during the periods ended December 31, 2001 and 2000, and management does not expect the Bank or the Company to pay dividends in the foreseeable future.

As of December 31, 2001, management is not aware of any current recommendations by the banking regulatory authorities which, if they were to be implemented, would have, or are reasonably likely to have, a material adverse effect on the Company's liquidity, capital resources or operations.

IMPACT OF INFLATION AND CHANGING PRICES

The majority of assets and liabilities of the Company are monetary in nature and therefore the Company differs greatly from most commercial and industrial companies that have significant investments in fixed assets or inventories. However, inflation does have an important impact on the growth of total assets in the banking industry and the resulting need to increase equity capital in order to maintain an appropriate equity to assets ratio. Inflation significantly affects noninterest expense, which tends to rise during periods of general inflation. Management believes the most significant impact on financial results is the Company's ability to react to changes in interest rates. Management seeks to maintain a fairly balanced position between interest rate sensitive assets and liabilities and to actively manage the balance sheet in order to protect against the effects of wide interest rate fluctuations on net income and shareholders' equity.

FORWARD LOOKING STATEMENTS

Certain statements contained in this report that are not historical facts are forward looking statements that are subject to certain risks and uncertainties. When used herein, the terms "anticipates," "plans," "expects," "believes," and similar expressions as they relate to the Company or its management are intended to identify such forward looking statements. The Company's actual results, performance or achievements may materially differ from those expressed or implied in the forward-looking statements. Risks and uncertainties that could cause or contribute to such material differences include, but are not limited to, general economic conditions, the interest rate environment, competitive conditions in the financial services industry, changes in law, governmental policies and regulations, and rapidly changing technology affecting financial services.

BOARD OF DIRECTORS [1]

P.M. Jones, Chairman	Vice-President Transport Corporation, Inc. and TCI Leasing Medina, Ohio
Edward J. McKeon	President and Chief Executive Officer Western Reserve Bancorp, Inc. and Western Reserve Bank Medina, Ohio
Roland H. Bauer	President and Chief Operating Officer The Cypress Companies Akron, Ohio
Bijay K. Jayaswal, M.D.	Physician, Internal Medicine and Cardiology Medina, Ohio
Ray E. Laribee	Attorney Laribee, Hertrick and Kray Medina, Ohio
C. Richard Lynham	President and Owner Harbor Castings, Inc. North Canton, Ohio
R. Hal Nichols	Chairman and Director Austin Associates, LLC Toledo, Ohio
Rory H. O'Neil	President Quetzal Corp. Westfield Center, Ohio
Michael R. Rose	President Washington Properties, Inc. Medina, Ohio
Glenn M. Smith	Retired President Smith Bros., Inc. Medina, Ohio
Thomas A. Tubbs	C.E.O. The Tubbs Group Akron, Ohio

[1] All are Directors of Western Reserve Bancorp, Inc. and Western Reserve Bank

EXECUTIVE OFFICERS – WESTERN RESERVE BANCORP, INC.

P.M. Jones, Chairman of the Board
Edward J. McKeon, President and Chief Executive Officer
Brian K. Harr, Senior Vice President
Cynthia A. Mahl, Senior Vice President, Corporate Secretary, Treasurer

EXECUTIVE OFFICERS – WESTERN RESERVE BANK

Edward J. McKeon, President and Chief Executive Officer
Brian K. Harr, Senior Vice President, Senior Lender
Cynthia A. Mahl, Senior Vice President, Chief Financial Officer, Senior Operations Officer

TRANSFER AGENT, REGISTRAR & DIVIDEND AGENT

Western Reserve Bank
4015 Medina Road, Suite 100
P.O. Box 585
Medina, Ohio 44258-0585
(330) 764-3131 or (800) 633-4622

ANNUAL REPORT ON FORM 10-KSB

A copy of the Company's 2001 Annual Report on Form 10-KSB filed with the Securities and Exchange Commission is available to shareholders without charge. To obtain a copy, direct your request to Cynthia A. Mahl, Senior Vice President and CFO, Western Reserve Bancorp, Inc. P.O. Box 585, Medina, OH 44258-0585. You may also access the report at www.sec.gov.

ANNUAL MEETING

The Annual Shareholders' Meeting will be held Wednesday, April 24, 2002, at 9:00 a.m. at Rustic Hills Country and Executive Club, 5399 River Styx Road, Medina, Ohio.